Exhibit 35.1

Servicer Compliance Statement of John Deere Capital Corporation

I, Andrew Traeger, Vice President and Controller of John Deere Capital Corporation, certify:

A review of the activities of John Deere Capital Corporation (“JDCC”) for the period from November 1, 2011 through October 31, 2012 (the “Reporting Period”) and of JDCC’s performance under the Sale and Servicing Agreement dated as of April 20, 2011 among JDCC, John Deere Receivables, Inc. and John Deere Owner Trust 2011 has been made under my supervision, and to the best of my knowledge based on such review JDCC has fulfilled all its obligations under all relevant agreements in all material respects throughout the Reporting Period.

Date: January 8, 2013	John Deere Capital Corporation

	By	/s/ Andrew Traeger

Andrew Traeger

Vice President and Controller